Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
MDC Partners Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-107507) of MDC Partners Inc. (the “Company”) of our report dated March 15, 2006, except as to Note 11, which is as of March 15, 2007, relating to the consolidated balance sheet of the Company as at December 31, 2005 and the related consolidated statement of operations, shareholders’ equity and cash flows for the years ended December 31, 2005 and 2004, and the related financial statement schedule II, which appears in the December 31, 2006 Annual Report on Form 10-K of the Company.

/s/ KPMG LLP
Toronto, Canada
March 15, 2007